Exhibit 99.34

[Sandstorm Gold Logo]	News Release

Sandstorm Gold Announces Effective Date of Share Consolidation

Vancouver, British Columbia, May 8, 2012 – Sandstorm Gold Ltd. (“Sandstorm” or the “Company”) (TSX-V:SSL) announces that, further to its press release of May 4, 2012, the Company will give effect to the consolidation of its common shares (“Common Shares”) on the basis of five (5) pre-consolidation Common Shares for each one (1) post-consolidation Common Share (the “Consolidation”) at 12:01 a.m. tomorrow, being Wednesday, May 9, 2012. Sandstorm shareholders authorized the Consolidation at the shareholder’s meeting held on May 4, 2012 and the Company’s post-consolidation Common Shares will be posted for trading on the TSX Venture Exchange (“TSXV”) at the opening tomorrow, May 9, 2012 under the current symbol “SSL” and new CUSIP number 80013R206.

The 349,658,858 Common Shares issued and outstanding prior to the Consolidation have been consolidated to approximately 69,931,772 Common Shares. If, as a result of the Consolidation, a Shareholder would otherwise be entitled to a fraction of a post-Consolidation Common Share, the number of post-Consolidation Common Shares will be rounded to the nearest whole number. The Company’s currently outstanding stock options will be adjusted on the same basis with proportionate adjustments being made to the stock option exercise prices.

The Company has an aggregate of 98,332,360 listed warrants (the “Listed Warrants”) issued and outstanding trading on the TSXV under the symbols “SSL.WT” and “SSL.WT.A” and the Listed Warrants will continue to be traded on the TSXV under these symbols following the Consolidation of the Company’s Common Shares. It is important to note that the Listed Warrants are not being consolidated. Following the Consolidation, each five (5) Listed Warrants of SSL.WT (expiring on April 23, 2014) will entitle the holder to purchase one post-consolidation Common Share at the adjusted total exercise price of US$3.00. Each five (5) Listed Warrants of SSL.WT.A (expiring on October 19, 2015) will entitle the holder to purchase one post-Consolidation Common Share at the adjusted total exercise price of US$5.00. In accordance with the terms of the Warrant Indentures governing the Listed Warrants, notice of the Consolidation has been sent to all holders of these warrants.

Sandstorm has mailed letters of transmittal to the registered holders of its Common Shares, requesting that they forward their pre-consolidation Common Share certificates to the Company’s transfer agent, Computershare Investor Services Inc., for exchange for new Common Share certificates representing their Common Shares on a post-consolidation basis.

ABOUT SANDSTORM GOLD

Sandstorm Gold Ltd. is a growth focused resource based company that seeks to complete gold purchase agreements with companies that have advanced stage development projects or operating mines. A gold purchase agreement involves Sandstorm making an upfront cash payment to its partners and in exchange, Sandstorm receives the right to purchase a percentage of the gold produced for the life of the mine, at a fixed price per ounce. Sandstorm helps other companies in the resource industry grow their business, while acquiring attractive assets in the process.

Sandstorm is focused on low cost operations with excellent exploration potential and strong management teams. Sandstorm has completed gold purchase agreements with Luna Gold Corp., SilverCrest Mines Inc., Santa Fe Gold Corp., Rambler Metals and Mining plc, Brigus Gold Corp., Metanor Resources Inc. and Donner Metals Ltd.

For more information visit: http://www.sandstormgold.com.

Cautionary Note Regarding Forward-Looking Information

Except for the statements of historical fact contained herein, the information presented constitutes “forward-looking information” or “forward-looking statements” within the meaning of applicable Canadian securities legislation. Forward-looking statements can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans”, or similar terminology. Forward-looking information is based on reasonable assumptions that have been made by Sandstorm as at the date of such information and is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Sandstorm to be materially different from those expressed or implied by the forward-looking information, including but not limited to: the impact of general business and economic conditions; the absence of control over mining operations from which Sandstorm will purchase gold and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined; problems inherent to the marketability of minerals; industry conditions, including fluctuations in the price of metals, fluctuations in foreign exchange rates and fluctuations in interest rates; stock market volatility; competition; as well as those factors discussed in the section entitled “Risks to Sandstorm” in Sandstorm’s annual report for the financial year ended December 31, 2011. Although Sandstorm has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. Sandstorm does not undertake to update any forward-looking information that is contained or incorporated by reference herein, except in accordance with applicable securities laws. Sandstorm does not provide any representation as to its comparability with other companies in its industry including, but not limited to, Silver Wheaton Corp., Royal Gold, Inc., and Franco-Nevada Corporation.

CONTACT INFORMATION

Sandstorm Gold Ltd.

Nolan Watson, President & Chief Executive Officer

(604) 689-0234

Denver Harris, Investor Relations Contact

(604) 628-1178

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.